Exhibit 99.7

PRESS RELEASE

TotalEnergies Sells its GreenFlex Affiliate
to the French Group Oteis to Create a Leading Player

in Sustainable Consultancy and Solutions

Paris, October 20, 2025 – TotalEnergies and the independent French consulting and engineering group Oteis have signed a deal for the sale of TotalEnergies’ sustainable consultancy and solutions affiliate GreenFlex to Oteis, a divestment that reflects TotalEnergies’ strategy to concentrate its activities on energy production and supply.

With over 800 employees and some thirty agencies in France and the rest of Europe, Oteis Conseil & Ingénierie operates in several fields: construction, water and development, infrastructure, and industry. The group’s ability to integrate new teams and develop their skills following deals similar to the GreenFlex acquisition has delivered strong growth in recent years.

Oteis intends to harness GreenFlex’s expertise in environmental and social consultancy, low-carbon energy performance and transition financing to establish a major new player with a full range of services and solutions on their markets.

For the teams at GreenFlex, the deal represents an opportunity to expand into new markets while continuing to help businesses and regions to become more sustainable, decarbonize and improve their energy efficiency.

Following divestment, TotalEnergies will become a major GreenFlex customer, signing a contract for the production of French Energy Saving Certificates (CEEs).

Completion of the project is subject to the usual conditions, including the consultation of employee representatives and the authorization of the competition authorities.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

About GreenFlex

GreenFlex supports businesses and regional authorities from designing of their roadmap to launching of operations and ongoing monitoring. This end-to-end support is based on a multi-disciplinary model, combining consultancy, dedicated contacts, digital tools, and financing. GreenFlex’s teams work in nineteen offices across France and the rest of Europe. http://www.greenflex.com/

About Oteis

An independent French consulting and engineering group, Oteis operates in many fields: Construction, Water & Development, Infrastructure & Civil Engineering, and Industry & Processes. When acting as a Consultant, or providing assistance for project ownership or project management, we support public and private entities at every stage of their project: planning, feasibility, design, construction, operation and maintenance, and renovation and rehabilitation. With our "Green & Digital" inspiration for innovative, high-performance and resilient structures, Oteis is a bold company with a proven track record of past projects delivered by its committed, multidisciplinary teams. The experience of our 850 employees and our dense regional network (over thirty agencies in mainland France, the French overseas territories, Belgium, and Monaco) allow us to combine technical expertise, customer closeness, and agility alongside innovation, value and low-carbon ambitions for our customers’ projects. More information at www.oteis.fr.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).